

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

David C. Burney
Chief Financial Officer and Treasurer
Astronics Corporation
130 Commerce Way
East Aurora, NY 14052

> **Re: Astronics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2010**
> **File No. 000-07087**

Dear Mr. Burney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

1. We note your disclosure on page 10 that your compensation objective is to compensate your executive officers at a base level that is competitive with salaries near the average salaries paid by companies of similar size and nature. Furthermore, you state that you "may utilize market compensation data that is reflective of the markets in which [you] operate." Please advise as to whether benchmarking is material to your compensation policies and decisions. If so, please confirm that in future filings you will list the companies to which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. We note your disclosure on page 10 that you provide an opportunity for your executive officers to earn additional compensation in the form of annual bonuses if individual and business performance goals are met and that you design long-term incentive plans to focus executive efforts on the long-term goals of the company. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor